Exhibit 77(i)(9)

DIREXION SHARES ETF TRUST

DIREXION DAILY S&P 500(r) BULL 2X SHARES (SPUU)

Supplement dated October 17, 2014 to the Summary Prospectus dated May 28, 2014 and the Prospectus and Statement of Additional Information ("SAI")

dated February 28, 2014, as last supplemented May 23, 2014

The Board of Trustees of Direxion Shares ETF Trust ("Trust") has approved a reverse split of the issued and outstanding shares of the Direxion Daily S&P 500(r) Bull 2X Shares (the "Fund").

After the close of the markets on November 17, 2014, the Fund will affect a reverse split of its issued and outstanding shares as follows:

Fund Name

Reverse Split Ratio

Approximate decrease in

total number of

outstanding shares

Direxion Daily S&P 500(r) Bull 2X Shares

1 for 3

66%

As a result of this reverse split, every three shares of the Fund will be exchanged for one share as indicated in the table above. Accordingly, the total number of the issued and outstanding shares for the Fund will decrease by the approximate percentage indicated above. In addition, the per share net asset value ("NAV") and next day's opening market price will be approximately three-times higher for the Fund. Shares of the Fund will begin trading on NYSE Arca, Inc. ("NYSE Arca") on a split-adjusted basis on November 18, 2014 (the "Effective

Date").

The next day's opening market value of the Fund's issued and outstanding shares, and thus a shareholder's investment value, will not be affected by the reverse split. The tables below illustrate the effect of a hypothetical one for three reverse split anticipated for the Fund, as applicable and described above:

1 for 3 Reverse Split

Period

# of Shares Owned

Hypothetical NAV

Total Market Value

Pre-Split

120

$10

$1,200

Post-Split

40

$30

$1,200

The Trust's transfer agent will notify the Depository Trust Company ("DTC") of the reverse split and instruct

DTC to adjust each shareholder's investment(s) accordingly. DTC is the registered owner of the Fund's shares and maintains a record of the Fund's record owners.

Redemption of Fractional Shares and Tax Consequences for the Reverse Split

As a result of the reverse split, a shareholder of the Fund's shares potentially could hold a fractional share.

However, fractional shares cannot trade on the NYSE Arca. Thus, the Fund will redeem for cash a shareholder's fractional shares at the Fund's split-adjusted NAV as of the Record Date. Such redemption may have tax implications for those shareholders and a shareholder could recognize a gain or loss in connection with the redemption of the shareholder's fractional shares. Otherwise, the reverse split will not result in a taxable transaction for holders of Fund shares. No transaction fee will be imposed on shareholders for such redemption.

"Odd Lot" Unit

Also as a result of the reverse split, the Fund will have outstanding one aggregation of less than 50,000 shares to make a creation unit, or an "odd lot unit." Thus, the Fund will provide one authorized participant with a one-time opportunity to redeem the odd lot unit at the split-adjusted NAV or the NAV on such date the authorized participant seeks to redeem the odd lot unit.

* * * * *

Please retain a copy of this Supplement with your Summary Prospectus, Prospectus and SAI.